William B. Shepro
Chairman and Chief Executive Officer
+352.2469.7901
WilliamB.Shepro@altisource.lu

BY EMAIL

Directors of Front Yard Residential Corporation
Rochelle R. Dobbs, Chair of the Board
Leland Abrams, Director
George G. Ellison, Director and Chief Executive Officer
Michael A. Eruzione, Director
Leslie Fox, Director
Wade J. Henderson, Director
Lazar Nikolic, Director
George Whitfield McDowell, Director

Luxembourg October 13, 2020

Re: Letter from William C. Erbey calling for the liquidation of Front Yard Residential Corporation

Dear Directors:

I am writing on behalf of the Board of Directors of Altisource Portfolio Solutions S.A. (“Altisource”), a 5.9% shareholder of Front Yard Residential Corporation (“RESI”). We have reviewed and are reacting to the letter to the RESI Board from William C. Erbey dated September 30, 2020 included in his October 7, 2020 press release (the “Letter”). We have thoughtfully considered the points made in the Letter. The assertions by Mr. Erbey in the Letter are both cogent and timely. Given the value of the properties as disclosed by RESI on past earnings calls and the very robust state of the real estate market in the United States, the members of our Board also unanimously call upon each member of the RESI Board to fulfill his or her fiduciary duties and expeditiously adopt a plan to liquidate RESI’s assets. As explained in the Letter and supported by the significant appreciation in the value of single family homes, it is certainly realistic to expect a net liquidation value for RESI of $16.50 a share or more.

Sincerely,
Altisource Portfolio Solutions, S.A.

_/s/ William B. Shepro____________
By: William B. Shepro
Chairman and Chief Executive Officer
Altisource S.à r.l. - 40, Avenue Monterey L- 2163 Luxembourg, Grand-Duchy of Luxembourg